Mail Stop 4561
Via Fax (949) 389-6126

March 30, 2010

Simon Biddiscombe
Chief Financial Officer
QLogic Corporation
26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656

> **Re:** **QLogic Corporation**
> **Form 10-K for the Fiscal Year Ended March 29, 2009**
> **Filed May 21, 2009**
> **File No. 000-23298**

Dear Mr. Biddiscombe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief